UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 6, 2022, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) (the “Company”) the ultra-low-cost airline serving Mexico, the United States, Central and South America, prepared an investor presentation containing certain information regarding the Company’s financial performance, market opportunity, competitive position and economic model.

Representatives of the Company intend to present some or all of this information to current and potential investors and analysts at various conferences and meetings, including webcasts, on December 6, 2022, at the Company’s Investor Day.

A copy of the presentation, together with instructions on how to attend the Company’s Investor Day by webcast or teleconference, has been posted on the investor relations page of the Company’s website, and may be viewed at the following link: http://ir.volaris.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: December 6, 2022	By:	/s/ Enrique J. Beltranena Mejicano
	Name:	Enrique J. Beltranena Mejicano
	Title:	President and Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
	Name:	Jaime E. Pous Fernández
	Title:	Chief Financial Officer